Exhibit 2.01

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EXPONENTIAL INTERACTIVE, INC.

a Delaware corporation,

ALAMEDA ACQUISITION CORP.

a Delaware corporation,

NEW WAVE MEDIA INC. (D/B/A ADOTUBE)

a Delaware corporation,

and

Leo Grzhonko as Stockholders’ Agent

Dated as of September 2, 2011

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 2, 2011 (the “Agreement Date”), by and among Exponential Interactive, Inc., a Delaware corporation (“Acquirer”), Alameda Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), New Wave Media Inc. (d/b/a AdoTube), a Delaware corporation (the “Company”), and Leo Grzhonko, in his capacity as stockholders’ agent and not in his individual capacity (the “Stockholders’ Agent”). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.

Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and Delaware Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

B.	This Agreement has been approved by the respective boards of directors of Acquirer, Merger Sub and the Company.

C.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the individuals listed on Schedule B (each, a “Key Employee”) have each entered into employment agreements with Acquirer, together with a confidential information and assignment agreement, in each case in substantially the form attached as an exhibit to the applicable offer letter, executed by each of the Key Employees and effective upon the Closing (the “Key Employees Employment Agreements”).

D.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, Constantine Goltsev and Leo Grzhonko have each entered into non-competition agreements in substantially the form of attached Exhibit B with Acquirer effective upon the Closing (the “Non-Competition Agreements”).

E.

As soon as reasonably practical following the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Converting Holders, other than holders of Non-Employee Capital Stock, as set forth on the Spreadsheet (as defined below), are entering into investment representation letters with Acquirer in the form attached hereto as Exhibit C (the “Investor Rep Letter”).

F.

As soon as practical following the execution and delivery of this Agreement, it is intended that the Company obtain and deliver to Acquirer a true, correct and complete copy of a written consent of stockholders evidencing the approval of this Agreement in the form attached hereto as Exhibit D (the “Company Stockholder Approval”), signed by certain Company Securityholders constituting the Requisite Stockholder Approval (as defined in Section 6.3(h)).

NOW, THEREFORE, in consideration of the representations, warranties, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

1.1        The Merger.

(a)        Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b)        Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of Delaware Law.

(c)        Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree on a date and time to be mutually agreed upon by the Acquirer and the Company, which date shall be no later than the third Business Day after all of the conditions set forth in ARTICLE 6 of this Agreement have been satisfied or waived (other than those conditions which, by their terms, are intended to be satisfied at the Closing), or at such other time and place as the Acquirer and the Company shall mutually agree. The date on which the Closing occurs is sometimes referred to in this Agreement as the “Closing Date.”

(d)        Effective Time. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of Delaware Law (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered by the Company to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

(e)        Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer prior to the Effective Time, at the Effective Time:

  (i)        the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit E;

  (ii)        the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

  (iii)        the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals identified on Exhibit F or such other individuals as may be designated by Acquirer.

1.2      Closing Deliveries.

(a)        Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:

  (i)        a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in clause (a) of Section 6.2 have been satisfied;

(ii)        a certificate, dated as of the Closing Date and executed on behalf of the Acquirer by its Secretary, certifying the Acquirer’s (A) certificate of incorporation, (B) bylaws, and (C) board resolutions approving the Merger and adopting this Agreement.

(b)      Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i)        a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clause (a) of Section 6.3 has been satisfied;

(ii)        a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) certificate of incorporation (the “Certificate of Incorporation”), (B) bylaws (the “Bylaws”), (C) board resolutions approving the Merger and adopting this Agreement, (D) Company Stockholder Approval, and (E) other matters in Acquirer’s reasonable discretion;

(iii)        a written opinion from the Company’s legal counsel, covering the matters set forth on Exhibit G, dated as of the Closing Date and addressed to Acquirer;

(iv)        the Securityholder Agreement (as attached hereto as Exhibit H) executed by each Company Stockholder;

(v)         a Non-Competition Agreement executed by each of the Key Employees;

(vi)        the Key Employee Employment Agreements;

(vii)      evidence satisfactory to Acquirer of the resignation of each of the directors and each of the officers of the Company and any Subsidiary in office immediately prior to the Closing as directors and/or officers of the Company and any Subsidiary effective no later than immediately prior to the Effective Time;

(viii)        if requested by Acquirer in writing no less than 3 Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the board of directors of the Company (the “Board of Directors”), certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans (as such term is defined in Section 2.11(a)) that are “employee benefit plans” within the meaning of ERISA;

(ix)        a certificate from the Secretary of State of the States of Delaware and each other State or other jurisdiction in which the Company is qualified to do business as a foreign corporation dated within three Business Days prior to the Closing Date certifying that the Company is in good standing and that all applicable Taxes and fees of the Company or such Subsidiary through and including the Closing Date have been paid;

(x)        the Spreadsheet (as such term is defined in Section 5.8) completed to include all of the information specified in Section 5.8 in a form acceptable to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete;

(xi)        the Company Net Working Capital Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquirer to verify and determine the amount of Company Net Working Capital;

(xii)        FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit I-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit I-2, dated as of the Closing Date and executed by the Company;

(xiii)        the original Company Convertible Note for cancellation and related pay-off letters (the “Note Pay-off Letters”) executed by the Company Convertible Noteholder;

(xiv)        the Certificate of Merger, executed by the Company; and

(xv)         executed confirmatory assignments of Intellectual Property from any of the Company’s or any Subsidiary’s current and former employees and independent contractors and consultants that have not executed such agreements in each case in a form that is reasonably acceptable to Acquirer.

1.3      Effect on Capital Stock and Options.

(a)        Treatment of Company Securities. On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any Company Securityholder:

(i)         At the Effective Time, each In the Money Option shall, on the terms and subject to the conditions set forth in this Agreement, be cancelled and converted into and represent the right to receive an amount in cash, without interest, with respect to each share of Company Common Stock underlying such In the Money Option, equal to: (a) the excess of the Employee Closing Payment Per Share over the per share exercise price of such In the Money Option; (b) the right to receive the 2013 Guaranteed Deferred Payment Per Share on or about January 31, 2013; (c) the right to receive the 2014 Guaranteed Deferred Payment Per Share on or about January 31, 2014; (d) the 2013 Contingent Deferred Payment Per Share; and (e) the 2014 Contingent Deferred Payment Per Share (collectively, the “Option Payments”). The amount of cash each holder of In the Money Options is entitled to receive for the In the Money Option held by such holder upon each applicable Option Payment shall be rounded down to the nearest cent and computed after aggregating cash amounts for all In the Money Options held by such holder and will be reduced by any applicable payroll, income tax, or other withholding taxes.

(ii)        At the Effective Time, each share of Non-Employee Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall, on the terms and subject to the conditions set forth in this Agreement, be automatically converted into the right to receive, subject to and in accordance with Section 1.4(a), the Non-Employee Closing Payment Per Share.

(iii)        At the Effective Time, each share of Employee Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall, on the terms and subject to the conditions set forth in this Agreement, be automatically converted into the right to receive, subject to and in accordance with Section 1.4(a): (a) the Employee Closing Payment Per Share; (b) the right to receive the 2013 Guaranteed Deferred Payment Per

Share on or about January 31, 2013; (c) the right to receive the 2014 Guaranteed Deferred Payment Per Share on or about January 31, 2014; and (d) the 2013 Contingent Deferred Payment Per Share; and (e) the 2014 Contingent Deferred Payment Per Share.

(iv)        Subject to subsection (i) above, no Company Options and no Company Warrants, whether vested or unvested, shall be assumed by Acquirer in the Merger, and at the Effective Time, each Company Option and each Company Warrant will, pursuant to termination agreements with each holder thereof, be cancelled and extinguished and all holders of Company Options shall have consented in writing to such cancellation.

(v)         Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate amount of cash and number of shares of Acquirer Common Stock to be issued by Acquirer to the Company Securityholders exceed the Merger Consideration.

(vi)        Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(vii)        At the Effective Time, and pursuant to the terms of the Note Pay-Off Letter, the Company Convertible Note shall be cancelled and converted into and represent the right of the Company Convertible Noteholder to receive, prior to any other payment to the Company Securityholders of any of the Merger Consideration, the Convertible Note Payment Amount.

(b)        Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c)        Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the date hereof and prior to the issuance of such Acquirer Common Stock in accordance with Schedule A, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d)        Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the applicable Pro Rata Portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting

Shares, then any such shares shall immediately be converted into the right to receive the applicable Pro Rata Portion of the Merger Consideration as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable Pro Rata Portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall give Acquirer (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the Converting Holders (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.3(d) and under Delaware Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law by any other stockholder of the Company.

(e)        Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

(f)        Fractional Shares. No fractional shares of Acquirer Common Stock will be issued pursuant to this Agreement, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Acquirer Common Stock (after aggregating for each particular stock certificate representing Company Common Stock all fractional shares of Acquirer Common Stock to be received by such holder) shall receive from Acquirer an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Fair Market Value of Acquirer Common Stock.

1.4        Surrender of Certificates.

(a)        Exchange Procedures.

(i)        As soon as reasonably practicable after the Closing Date, Acquirer shall mail or instruct U.S. Bank National Association (or other bank or trust company as Acquirer may choose in its reasonable discretion (the “Paying Agent”)) to mail to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time and that has not previously delivered its certificates or instruments, which immediately prior to the Effective Time represented issued and outstanding Company Capital Stock ( the “Converting Instruments”), with a properly completed and duly executed letter of transmittal in customary form (the “Letter of Transmittal”) together with instructions for use of the Letter of Transmittal in effecting the surrender of the Converting Instruments into the right to receive a Pro Rata Portion of the Merger Consideration. The Letter of Transmittal shall specify that delivery of the Converting Instruments shall be effected, and risk of loss and title to the Converting Instruments shall pass, only upon receipt thereof by Paying Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Converting Instruments, and shall be in such form and have such other provisions as Acquirer may reasonably specify, including that the Converting Holders agree to be bound by the provisions of Section 1.5 and ARTICLE 8 and agree to release the Company and the Surviving

Corporation from any claims, rights, liabilities and causes of action whatsoever based upon, relating to or arising out of the Converting Instruments. The Company will pay Merger Consideration due in exchange for In the Money Options through Company payroll and no Converting Holder shall be required to deliver evidence of In the Money Options.

(ii)        At the Closing, Acquirer shall cause to be deposited with Paying Agent an amount of cash sufficient to pay the Closing Payment.

(iii)        At the Effective Time and upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, (i) Acquirer shall cause to be paid directly to the Company Convertible Noteholder the Convertible Note Payment Amount as promptly as practicable following the submission of the Note Pay-off Letter and (ii) will instruct the Paying Agent to pay by check or wire transfer the applicable Pro Rata Portion of the Closing Payment, pursuant to Section 1.3 and subject to the terms of this Agreement, to each Converting Holder, other than to those holders of Dissenting Shares not entitled to payment, as promptly as practicable following the submission of the Converting Instrument to the Paying Agent and a duly executed Letter of Transmittal by such holder of record. If any Converting Instrument shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen, or destroyed and, if required by the Paying Agent, the payment of any reasonable fees, and the posting by such Person of a bond, in such reasonable amount as the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such document, the Paying Agent will issue in exchange for such lost, stolen, or destroyed document, the applicable Pro Rata Portion of the Closing Payment to which the holder is entitled under Section 1.3.

(iv)        The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the appointment of the Stockholders’ Agent.

(v)         No interest shall accumulate on any cash payable in connection with the Merger.

(vi)        If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Converting Instruments are surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Converting Instruments so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.

(b)        No Liability. Notwithstanding anything to the contrary in this Section 1.4, none of the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(c)        Unclaimed Consideration. Any portion of the funds held by the Paying Agent which has not been delivered to any holders of Converting Instruments pursuant to this Article I within twelve (12) months after the Effective Time shall promptly be paid to Acquirer, and thereafter each holder of a Converting Instrument who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.4(a) shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the Pro Rata Portion of the Merger Consideration issuable pursuant to Section 1.3(a). Notwithstanding anything to the contrary contained herein, if any Converting Instrument has not been surrendered immediately prior to the earlier of the first anniversary of the Effective Time or such date on which the Pro Rata Portion of the Merger Consideration contemplated by Section 1.3 in respect of such Converting Instrument would otherwise escheat to or become the property of any Governmental Entity, any amounts payable in respect of such Converting Instrument shall, to the extent permitted by applicable law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.5        No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The Merger Consideration paid or payable following the surrender for exchange of shares of the Converting Instruments in accordance with the terms hereof shall be paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock and In the Money Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock and In the Money Options which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Converting Instrument is presented to the Surviving Corporation for any reason, such Converting Instrument shall be canceled and exchanged as provided in this ARTICLE 1.

1.6        Company Net Working Capital Adjustment.

(a)        Pursuant to Section 5.14, the Company shall deliver a draft of the Company Net Working Capital Certificate to Acquirer not less than 2 Business Days prior to the Closing Date.

(b)        As soon as practicable, but in any case no later than ninety (90) days after the Closing, Acquirer may object to the Company Net Working Capital calculations included in the Company Net Working Capital Certificate (the “NWC Calculations”) by delivering to the Stockholders’ Agent a certificate (the “Acquirer NWC Certificate”) executed by Acquirer’s Chief Financial Officer setting forth Acquirer’s calculation of the Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquirer is less than the Company Net Working Capital set forth in the Company Net Working Capital Certificate.

(c)        The Stockholders’ Agent may object to the Company Net Working Capital calculations set forth in the Acquirer NWC Certificate by providing written notice of such objection to Acquirer within twenty (20) Business Days after Acquirer’s delivery of the Acquirer NWC Certificate (the “Notice of Objection”).

(d)        If the Stockholders’ Agent timely provides the Notice of Objection, then the parties shall confer in good faith for a period of up to ten (10) Business Days following Acquirer’s timely receipt of the Notice of Objection, in an attempt to resolve any disagreement and any resolution by them shall be in writing and shall be final and binding.

(e)        If, after such ten (10) Business Day period, the Stockholders’ Agent and Acquirer cannot resolve any such disagreement, then the parties shall an independent third party auditing firm acceptable to both the Stockholders’ Agent and Acquirer (the “Reviewing Accountant”) to review the NWC Calculations. After review of the NWC Calculations and the Company’s books and records, the Reviewing Accountant shall promptly determine the Company Net Working Capital and such determination shall be final and binding on the parties.

(f)        If the Company Net Working Capital, as determined pursuant to Section 1.6(b) (in the event there is no Notice of Objection), Section 1.6(d) or Section 1.6(e), as the case may be, is in fact less than the Company Net Working Capital set forth in the Company Net Working Capital Certificate (such difference, the “Negative Adjustment Amount”), then each Converting Holder will indemnify and hold harmless Acquirer without any dispute by the Stockholders’ Agent, for the full amount of:

  (i)        the Negative Adjustment Amount; and

  (ii)        all fees and expenses, if any, of the Reviewing Accountant.

(g)        If the Company Net Working Capital as determined by the Reviewing Accountant, if applicable, is greater than the Company Net Working Capital as set forth in the Acquirer NWC Certificate, all fees and expenses, if any, of the Reviewing Accountant, will be paid by Acquirer. Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in ARTICLE 8.

1.7        Tax Consequences. Neither Acquirer nor the Company makes any representations or warranties to such other party or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Acquirer or the Company or any Company Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. Each of the Acquirer and the Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.8        Withholding Rights. Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration cash or shares of Acquirer Common Stock otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any Key Employee, any other employee of the Company who becomes an employee or consultant of the Surviving Corporation or Acquirer, any holder of any shares of Company Capital Stock, any Company Options, any Company Warrants or any Converting Instruments such amounts in cash or shares as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law. In addition, and notwithstanding any provision of this Agreement to the contrary, Acquirer and the Surviving Corporation shall, as a condition to any obligation to grant Acquirer Common Stock, be entitled to require a cash payment by or on behalf of the recipient of any sums required by the Code or any provision of state, local or non-U.S. tax law to be withheld with respect to such distribution or payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.9        Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.10        Right to Make Setoffs. Acquirer shall have the right to make Setoffs against such portions of the Deferred Payments to the extent as are permitted by ARTICLE 8 below.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this ARTICLE 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent), and each of which disclosures shall also be deemed to be incorporated by reference into the representations and warranties made by the Company to Acquirer under this ARTICLE 2), the Company represents and warrants to Acquirer, as of the date hereof and as of the Closing Date, as follows:

2.1        Organization, Standing, Power and Subsidiaries.

(a)        The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own, operate and lease its properties and to conduct its Business and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. The Company has and, since its inception has had, no Subsidiaries or any equity or ownership interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(b)        Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board of Directors (or similar body); (ii) the names of the members of each committee of the Board of Directors (or similar body); and (iii) the names and titles of the officers of the Company.

2.2        Capital Structure.

(a)        The authorized capital stock of the Company consists solely of (i) 150,000,000 shares of Company Common Stock and (ii) 9,911,173 shares of Company Preferred Stock, all of which are designated as Company Series A Stock. A total of 83,972,536 shares of Company Common Stock and no shares of Company Series A Stock, are issued and outstanding as of the Agreement Date. The Company holds no treasury shares. As of the Agreement Date, there are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company other than (i) the Company Convertible Note and (ii) pursuant to the exercise of outstanding Company Options under the Company Option Plans. Schedule 2.2(a) of the Company Disclosure Letter accurately sets forth, as of the Agreement Date, the name of each Person that is the registered owner of any shares of Company Common Stock and the number of such shares so owned by such Person. The number of such shares set forth as being so owned by such Person constitutes the entire interest of such person in the issued and outstanding capital stock or voting securities of the Company. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party or by which the Company is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock, and all Company Options were issued in compliance with all applicable Legal Requirements and all requirements set forth in applicable Contracts.

(b)        As of the Agreement Date, the Company has reserved 7,244,558 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 7,044,748 shares are subject to outstanding and unexercised Company Options, and 149,810 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each Company Option, the date of grant, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code, the term of each Company Option and the plan from which such Company Option was granted. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates which outstanding Company Options are held by Persons that do not have a right to participate in the Contingent Deferred Payment, if and when earned (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons). Correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such option) have been made available to Acquirer’s counsel, and such plans and Contracts have not been amended, modified or supplemented since being made available to Acquirer’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those made available to Acquirer’s counsel. The terms of the Company Option Plans permit the cancellation of Company Options to purchase Company Common Stock as made available in this Agreement, without the consent or approval of the holders of such securities, the Company Stockholders, or otherwise and neither the terms of the Company Options Plans nor and any Contract of any character to which the Company and/or any Subsidiary is a party to or by which the Company is bound relating to any Company options provides for any acceleration of the exercise schedule or vesting provisions in effect for those Company Options in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquirer or any Subsidiary, or any other event, whether before, upon or following the Merger or otherwise. No benefits under any of such Company Option Plans will accelerate in connection with the Merger. No other outstanding Company Options, whether under the Company Option Plans or otherwise, will be accelerated in connection with the Merger.

(c)        Other than as set forth on Schedules 2.2(a) and 2.2(b) of the Company Disclosure Letter, as of the Agreement Date, to the knowledge of the Company, no Person has any right to acquire any shares of Company Capital Stock or any Company Options, Company Warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, from the Company or, to the knowledge of the Company, from any Company Securityholder.

(d)        Except for the Company Options described in Schedule 2.2(b) of the Company Disclosure Letter, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, Company Options or other rights to purchase shares of Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract. There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders.

(e)        The Spreadsheet will accurately set forth, as of the Closing, the name of each Person that is the registered owner of any shares of Company Capital Stock and/or Company Options and/or Company Warrants and the number and kind of such shares so owned, or subject to Company Options or Company Warrants so owned, by such Person. The number of such shares set forth as being so owned, or subject to Company Options or Company Warrants so owned, by such Person will constitute the entire interest of such person in the issued and outstanding capital stock, voting securities or other securities of the Company. As of the Closing, no other Person not disclosed in the Spreadsheet will have a right to acquire any shares of Company Capital Stock and/or Company Options and/or Company Warrants from the Company. In addition, the shares of Company Capital Stock and/or Company Options and/or Company Warrants disclosed in the Spreadsheet will be, as of the Closing, free and clear of any Encumbrances created by the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party or by which it is bound.

2.3        Authority; Noncontravention.

(a)        Subject to approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors, has approved and adopted this Agreement and approved the Merger and the other transactions contemplated hereby, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and the Company Stockholders, and directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and unanimously recommended that all of the Company Stockholders adopt this Agreement. The affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger.

(b)        The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any Contract of the Company or any Contract applicable to any of its material properties or assets, or (C) any Legal Requirements applicable to the Company or any of its material properties or assets.

(c)        No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (ii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company’s ability to consummate the Merger or to perform its obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

2.4        Financial Statements.

(a)        The Company has made available to Acquirer its audited consolidated financial statements for the fiscal year ending on December 31, 2010 and its unaudited consolidated financial statements for the 6-month period ended June 30, 2011 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with GAAP with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified, and (iv) are true, complete and correct in all material respects.

(b)        The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the Balance Sheet included in the Financial Statements as of June 30, 2011 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since June 30, 2011 (the “Company Balance Sheet Date”) in the ordinary course, and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of law, (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. Without limiting the generality of the foregoing, the Company has no outstanding guarantees of any debt or other obligation of any other Person.

(c)        Schedule 2.4(c) of the Company Disclosure Letter accurately lists all indebtedness of Company and its Subsidiaries for money borrowed (“Company Debt”), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

(d)         Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all persons authorized to make withdrawals therefrom.

(e)        Schedule 2.4(e) of the Company Disclosure Letter sets forth the amounts and an accurate aging of the Company’s accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts. Subject to any accruals, reserves or allowances for doubtful accounts, the accounts receivable shown on Schedule 2.4(e) of the Company Disclosure Letter arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof within 150 days of the date hereof. None of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. None of the accounts receivable of the Company is contingent upon the performance by the Company of any obligation or Contract and no agreement for deduction or discount has been made with respect to any of such accounts receivable. The amount carried for doubtful accounts and allowances disclosed in the Financial Statements was calculated in a manner consistent with prior periods.

2.5        Litigation. There is no private or governmental action, claim, proceeding, suit, hearing, litigation, audit or investigation (whether civil, criminal, administrative, judicial or investigative), or any appeal therefrom pending before any Governmental Entity (a “Legal Proceeding”), or, to the knowledge of the Company, threatened against the Company or any of its assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), nor, to the knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. There is no judgment, decree, rule, injunction or order against the Company, any of its assets or properties, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). To the Company’s knowledge, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (a) the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby; (b) any confidentiality or similar agreement entered into by the Company regarding its assets or properties; or (c) any claim that the Company has agreed to sell or dispose of any of its assets or properties to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. The Company does not have any Legal Proceeding pending against any other Person.

2.6        Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of Business or limiting the freedom of the Company to engage in the Business or any line of business, to sell, license or otherwise distribute services or products in any market or geographic area, or to compete with any Person, including any grants by the Company of exclusive rights or exclusive licenses.

2.7        Compliance with Laws; Governmental Permits.

(a)        The Company has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, any Legal Requirement.

(b)        The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

2.8        Title to, Condition and Sufficiency of Assets.

(a)        The Company has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances or (ii) liens securing indebtedness that is reflected on the Company Balance Sheet. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has heretofore made available to Acquirer’s counsel true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.

(b)        Except for Intellectual Property (the sole representations and warranties with respect thereto are provided in Section 2.9 below), the assets and properties owned by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the Business as currently conducted, and (ii) constitute all of the assets and properties that are used in the Business.

2.9        Intellectual Property.

(a)        For purposes of this Section 2.9, the term “Company” shall include all of the Company’s Subsidiaries. As used in this Agreement, the following terms have the meanings indicated below:

(i)        “Company Intellectual Property” means any and all Company Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed to the Company.

(ii)        “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound by, except for Contracts for Third Party Intellectual Property that is generally, commercially available software and (i) is not material to the Company; (ii) has not been modified or customized for the Company; and (iii) is licensed for an annual fee under $10,000.

(iii)        “Company Owned Intellectual Property” means any and all Intellectual Property that is owned by the Company.

(iv)        “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

(v)        “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; and (D) registered copyrights and applications for copyright registration; registered or filed in the name of, the Company.

(vi)        “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Owned Intellectual Property or Company Products.

(vii)        “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

(viii)        “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(ix)        “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(x)        “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

(xi)        “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xii)        “Third Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b)        Status. The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property (other than patents) necessary to enable it to carry on the Business as currently conducted, free and clear of any Encumbrances, and without any conflict with or infringement upon the rights of others. To the knowledge of the Company, the Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all patents necessary to enable it to carry on the Business as currently conducted, free and clear of any Encumbrances, and without any conflict with or infringement upon the rights of others. The Company has not transferred ownership of, or agreed to transfer ownership of, or granted any exclusive licenses to, or agreed to grant any exclusive licenses to any Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company Owned Intellectual Property.

(c)        Company Registered Intellectual Property. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property as of the date hereof, and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by the Company within 120 days of the Agreement Date with respect to such Intellectual Property Rights in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights. Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording Company’s ownership interests therein.

(d)        No Government Assistance. At no time during the conception of or reduction to practice of any of the Company Owned Intellectual Property was any developer, inventor or other contributor to such Company Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company Owned Intellectual Property.

(e)        Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company.

(f)        Invention Assignment and Confidentiality Agreement. The Company has secured from all consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company (each an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ Intellectual Property in such contribution and has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors. The Company has made available to Acquirer copies of all such forms currently and historically used by the Company.

(g)        No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the foregoing sentence.

(h)        Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including, without limitation, trade secrets) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains a reasonable security plan. To the knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control.

(i)        Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Owned Intellectual Property by any third party. The Company has not brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property. The Company is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the Intellectual Property (other than patents) of any third party. To the knowledge of the Company, the Company is not infringing, misappropriating or violating and has not infringed, misappropriated or violated the patents of any third party. The Company has not been sued in any action, suit or proceeding or received any written communications (including any third party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting its business as presently proposed, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Owned Intellectual Property or Company Product is subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of any such Company Owned Intellectual Property.

(j)        Licenses; Agreements. The Company has not granted any options, licenses or agreements of any kind relating to any Company Owned Intellectual Property outside of normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course (copies of which have been made available to Acquirer’s counsel), nor is the Company bound by or a party to any option, license or agreement of any kind with respect to any of the Company Owned Intellectual Property. The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company Owned Intellectual Property or any other property or rights.

(k)        Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i)        The Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations, or remedies with respect to any material Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(ii)        At the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay;

(iii)        To the knowledge of the Company, there are no disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(iv)        No Company Intellectual Property Agreement requires the Company to include any Third Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(v)         None of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(vi)        None of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property; and

(vii)      The Company has no obligation under any Company Intellectual Property Agreement or other Contract to provide or pay to any advertisers, agencies, or other customers any refunds, credits, or “make good” impressions or inventory, and Schedule 2.9(k)(vii) of the Company Disclosure Letter includes a complete and accurate list as of the date hereof of all unpaid commissions or revenue share payments that are payable by the Company to any publishers.

(l)        Neither this Agreement nor the transactions contemplated by this Agreement, or the assignment to Acquirer and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, or (iii) Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(m)        Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a third party of any Company Source Code.

(n)        Open Source Software. Section 2.9(n) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Owned Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company Owned Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company with respect to any Company Owned Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(o)        Privacy. The Company has complied with all applicable laws, regulations and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Data collected by the Company or by third parties having authorized access to the records of the Company. The execution, delivery and performance of this Agreement, will comply with all applicable laws and regulations relating to privacy and with the Company’s privacy policies. The Company has not received any complaint regarding the Company’s collection, use or disclosure of Personal Data. Schedule 2.9(o) of the Company Disclosure Letter accurately describes the Company’s practices with respect to the use of cookies, beacons, or other mechanisms used by the Company to track end user behavior with respect to the Company Products and visitors to publisher websites, and the Company has at all times disclosed and obtained end user consent to such practices in compliance with all applicable laws and none of such disclosures made or contained in any of the Company’s website, privacy policies, or other materials have been inaccurate, incomplete, misleading or deceptive or in violation of any applicable laws.

(p)        Personal Data. Section 2.9(p) of the Company Disclosure Letter identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time (“Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No breach or violation of any such security policy by the Company has occurred or, to the knowledge of the Company, is threatened, and to the knowledge of the Company, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.

2.10      Taxes.

(a)        The Company has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it for which payment is due (whether or not shown on any Tax Return), and has no liability for Taxes in excess of the amount so paid. There is no claim for Taxes being asserted against the Company that has resulted in an Encumbrance against any of the assets or properties of the Company. All Taxes required to be withheld or paid by the Company in connection with amounts paid or owing to any employee of the Company have been duly and timely withheld or paid, and any such withheld Taxes have been either duly and timely paid to the proper Tax Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Tax Authority. There are no liens on or against any of the assets or properties of the Company other than the Permitted Encumbrances.

(b)        The Company has made available to Acquirer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(c)        The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date.

(d)        There is (i) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (ii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iii) no agreement to any extension of time for filing any Tax Return which has not been filed. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.

(e)        Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(f)        Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any Liability or potential Liability to another party under any such agreement.

(g)        Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(h)        Neither the Company nor any Subsidiary has consummated or participated in, and none of them are currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i)        Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(j)        Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(k)        Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(l)         Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m)      The Company has not utilized any Tax holidays or incentives.

(n)        Neither the Company nor any Subsidiary is or has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(o)        Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(p)        Schedule 2.10(p) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party. Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. With respect to any nonqualified deferred compensation plan, no event has occurred that would be treated by Section 409A(b)(2) of the Code as a transfer of property for purposes of Section 83 of the Code.

(q)        No amount paid or payable by the Company in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company by reason of Code Section 280G. Section 2.11(h) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

2.11      Employee Benefit Plans and Employee Matters.

(a)         Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) other than the Company Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b)        The Company has made available to Acquirer’s counsel a true, correct and complete copy of each of the Company Employee Plans and related plan documents. The Company does not sponsor or maintain any self-funded Company Employee Plan, including, without limitation, any plan to which a stop-loss policy applies.

(c)        None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. No Company Employee Plan is covered by, and neither the Company nor ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event). No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(d)        Neither the Company nor current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e)        Neither the Company nor ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f)        No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(g)        The Company is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).

(h)        Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

2.12      Interested Party Transactions. None of the officers and directors of the Company and, to the knowledge of the Company, none of the employees or stockholders of the Company, nor any immediate family member of an officer, director, employee or stockholder of the Company owning more than 5% of the Common Stock of the Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). None of said officers and directors of the Company, and, to the knowledge of the Company, none of the employees or stockholders of the Company, nor any member of their immediate families, is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof. To the knowledge of the Company, none of said officers, directors, employees, stockholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company, except for the rights of stockholders under applicable Legal Requirements.

2.13      Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.13 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.13 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well all material claims made under such policies and bonds since January 1, 2009. The Company has made available to Acquirer’s counsel correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. The Company is in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or written notice of a material premium increase with respect to, any of such policies, other than as disclosed on Schedule 2.13 of the Company Disclosure Letter.

2.14      Books and Records. The Company has made available to Acquirer or its counsel complete and correct copies of (a) all documents identified on the Company Disclosure Letter, (b) the Certificate of Incorporation and Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect, (c) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company, (d) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company, and (e) all permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents. The minute books of the Company made available to Acquirer contain a complete and accurate summary of all actions taken at meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company through the date of this Agreement. The books, records and accounts of the Company (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with customary business practices for similarly situated companies on a basis consistent with prior years, (iii) accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company, and (iv) accurately and fairly reflect the basis for the Financial Statements.

2.15      Material Contracts.

(a)        Schedules 2.15(a)(i) through (xx) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party, in each case identified by the applicable sub-section (“Material Contracts”):

(i)        any Contract providing for payments by or to Seller in the period since January 1, 2008 in an aggregate amount of $10,000 or more;

(ii)        any Contract with any advertiser or agency for the purchase, licensing, or sale of any Company Products or other advertising or services, including ad insertion orders, click through agreements, or other purchasing arrangements;

(iii)        any Contract with any publisher with respect to the publication or display of Company Products or other advertising, and any Contract granting any third party the right to market or sell any Company Products, or relating to the advertising or promotion of the business of the Company or pursuant to which any third parties advertise on any websites operated by the Company;

(iv)        (1) any joint venture Contract, (2) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons (other than Contracts with Publishers identified in response to Section 2.15(a)(ii) or (3) any Contract that involves the payment of royalties to any other Person;

(v)         any Contract for or relating to the employment or service of any director or officer or any other type of Contract with any of its directors or officers, as the case may be;

(vi)      any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, or containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property; or that limits the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or Company Intellectual Property, or to make use of any Company Intellectual Property Rights;

(vii)        other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less, all licenses, sublicenses and other Contracts to which Seller is a party and pursuant to which Seller acquired or is authorized to use any Third Party Intellectual Property Rights used in the development, marketing or licensing of the Seller Products;

(viii)        any license, sublicense or other Contract to which Seller is a party and pursuant to which any Person is authorized to use any Company Intellectual Property;

(ix)        any license, sublicense or other Contract pursuant to which Company has agreed to any restriction on the right of Company to use or enforce any Company Owned Intellectual Property Rights or pursuant to which Company agrees to encumber, transfer or sell rights in or with respect to any Company Owned Intellectual Property Rights;

(x)        any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xi)        any Contract providing for the development of any of the any software, technology or Intellectual Property Rights, independently or jointly, either by or for Company (other than employee invention assignment agreements and consulting agreements with Authors on Company’s standard form of agreement, copies of which have been made available to Acquirer’s counsel);

(xii)         any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by Seller in the ordinary course of business consistent with past practice;

(xiii)      any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xiv)        any agreement containing any support, maintenance or service obligation or cost on the part of Company;

(xv)        any settlement agreement;

(xvi)        any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or other transactions contemplated hereunder, either alone or in combination with any other event;

(xvii)        any Contract pursuant to which the Company agrees to provide any Intellectual Property or other indemnity that is not capped at the fees paid or payable to the Company;

(xviii)      any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) of the Company Disclosure Letter;

(xix)        any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xx)        any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b)        Unless otherwise provided in Section 2.15(b) of the Company Disclosure Letter, all Material Contracts are in written form. The Company has performed all of the obligations required to be performed by it and, subject to compliance by third parties, is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the Company’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has no Liability for renegotiation of Government Contracts. Correct and complete copies of all Material Contracts have been made available to Acquirer prior to the Agreement Date.

2.16        Transaction Fees. Except as set forth on Schedule 2.16 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Affiliates.

2.17        Representations Complete. To the knowledge of the Company, none of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.18        Disclaimer of Other Representations and Warranties.

(a)        Except as set forth in this Agreement (as modified by the Company Disclosure Letter), none of the Company or any of its Subsidiaries makes any other representation or warranty, express or implied, at law, or in equity, in respect of the Company, any of its Subsidiaries or any of their respective assets, liabilities or operations in connection with the transactions contemplated by this Agreement, and any such other representations or warranties are hereby expressly disclaimed.

(b)        Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter), none of the Company or any of its Subsidiaries or any Related Person has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company or any of its Subsidiaries made available to the Buyer Parties or their representatives, including due diligence materials, or in any presentation of the business of the Company by its management to the Buyer Parties or their representatives in connection with the transactions contemplated by this Agreement and no such statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Buyer Parties in executing, delivering and performing this Agreement and consummating the transactions contemplated hereby.

2.19        Information Statement. None of the information supplied by the Company for inclusion in the Information Statement (as defined below in Section 5.1(b)) will contain, as of the date of the Information Statement, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Subject to the disclosures set forth in the disclosure letter of the Acquirer delivered to the Company concurrently with the parties’ execution of this Agreement (the “Acquirer Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this ARTICLE 3 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent), and each of which disclosures shall also be deemed to be representations and warranties made by Acquirer to the Company under this ARTICLE 3), the Acquirer represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

3.1        Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

3.2        Authority; Noncontravention.

(a)        Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)        The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date, or (ii) any applicable Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)        Except as required by applicable federal and state securities laws in connection with the issuance of the Shares, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby that would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Merger or any of the other transactions contemplated hereby.

3.3        Capital Structure.

(a)        The authorized capital stock of the Acquirer consists solely of 100,000,000 shares of Acquirer Common Stock . A total of 53,254,094 shares of Acquirer Common Stock are issued and outstanding as of the Agreement Date. Acquirer holds no treasury shares. As of the Agreement Date, there are no other issued and outstanding shares of capital stock or other securities of Acquirer and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Acquirer other than pursuant to the exercise of outstanding Acquirer Options. There is no liability for dividends accrued and unpaid by Acquirer.

(b)        As of the Agreement Date, Acquirer has reserved 15,720,353 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Acquirer Option Plans, of which 11,708,053 shares are subject to outstanding and unexercised Company Options, and 4,012,300 shares remain available for issuance thereunder.

3.4         Financial Statements. Acquirer has delivered to the Company its audited consolidated financial statements for the fiscal year ending on December 31, 2010 and its unaudited consolidated financial statements for the 6-month period ended June 30, 2011 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Acquirer Financial Statements”), which are included as Schedule 3.4 of Acquirer Disclosure Letter. The Acquirer Financial Statements (i) are derived from and in accordance with the books and records of Acquirer Parties, (ii) complied as to form with GAAP with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of Acquirer at the dates therein indicated and the consolidated results of operations and cash flows of Acquirer Parties for the periods therein specified, and (iv) are true, complete and correct.

3.5        Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of Acquirer, threatened against Acquirer or Merger Sub that seek to restrain or enjoin the consummation of the Merger or the other transactions contemplated hereby. To the Acquirer Parties’ knowledge, there is no Legal Proceeding or threatened Legal Proceeding against the Acquirer Parties or any of their assets or properties or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Acquirer Parties), that could reasonably be expected to have a Material Adverse Effect on Acquirer. To the Acquirer Parties’ knowledge, there is no judgment, decree, rule, injunction or order against the Acquirer Parties or any of their assets or properties that could reasonably be expected to have a Material Adverse Effect on Acquirer.

3.6        Solvency; Issuance of Shares. To the knowledge of Acquirer, Acquirer is solvent such that Acquirer will be able to meet its obligations with respect to payment of the Closing Merger Consideration hereunder. The shares of Acquirer Common Stock that may comprise a portion of the Merger Consideration, when issued by Parent in accordance with the terms of this Agreement, assuming the accuracy of the representations and warranties of Company and the Company Securityholders contained in this Agreement or in the Investor Rep Letter, will be duly issued, fully paid and nonassessable.

3.7        No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.8        Disclaimer of Other Representations and Warranties.

(a)        Except as set forth in this Agreement (as modified by the Acquirer Disclosure Letter), none of Acquirer or any of its Subsidiaries makes any other representation or warranty, express or implied, at law, or in equity, in respect of Acquirer, Merger Sub or any of their respective assets, liabilities or operations in connection with the transactions contemplated by this Agreement, and any such other representations or warranties are hereby expressly disclaimed.

(b)        Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Acquirer Disclosure Letter), none of Acquirer, Merger Sub or any of their Subsidiaries or any Related Person has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Acquirer, Merger Sub or any of their respective Subsidiaries made available to the Company or their representatives, including due diligence materials, or in any presentation of the business of the Acquirer by its management to the Company or the Company Stockholders or their representatives in connection with the transactions contemplated by this Agreement and no such statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company or the Company Stockholders in executing, delivering and performing this Agreement and consummating the transactions contemplated hereby.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1        Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a)        the Company shall conduct its business solely in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer) and in compliance with all applicable Legal Requirements;

(b)        the Company shall (A) pay and perform all of its debts and other obligations (including Taxes) when due, (B) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (C) sell Company products consistent with past practices as to license, service and maintenance terms, incentive programs, and revenue recognition and (D) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c)        the Company shall promptly notify Acquirer of any change, occurrence or event not in the ordinary course of its Business or any Subsidiary’s business, or of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company and its Subsidiaries taken together or cause any of the conditions to closing set forth in ARTICLE 6 not to be satisfied.

4.2        Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 4.1, except as set forth on Schedule 4.2, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer):

(a)        Charter Documents. Cause or permit any amendments the Certificate of Incorporation or Bylaws or equivalent organizational or governing documents;

(b)        Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c)        Material Contracts. Enter into any Contract that would constitute a Material Contract, other material Contract or a Contract requiring a novation or consent in connection with the Merger, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts; provided, however, that this provision shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current customers, in the ordinary course of business;

(d)        Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date; (ii) the issuance of Company Common

Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date, and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(e)        Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements);

(f)        Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(g)        Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis, consistent with past practices);

(h)        Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business;

(i)        Dispositions. Sell, lease, license or otherwise dispose of any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing;

(j)        Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(k)        Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising otherwise than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(l)        Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $20,000 in the aggregate;

(m)      Insurance. Materially change the amount of any insurance coverage;

(n)        Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;

(o)        Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(o) of the Company Disclosure Letter);

(p)        Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration which have been disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q)        Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquirer prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(r)        Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s)        Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of the Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(t)        Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(u)        Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(v)        Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(w)        Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x)        Interested Party Transactions. Enter into any Contract in which any officer, director, employee, agent or stockholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the Agreement Date, would require that such Contract be listed on Schedule 2.12 of the Company Disclosure Letter; and

(y)        Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (y) in this Section 4.2, or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1        Stockholder Approval and Board Recommendation

(a)        The Company shall take all action necessary in accordance with this Agreement, Delaware Law, the Certificate of Incorporation and Bylaws to secure the Company Stockholder Approval. The Company’s obligation to secure the Company Stockholder Approval in accordance with this Section 5.1 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal, including a Superior Proposal, or in the event that the Company Board withholds, withdraws, amends or modifies its recommendation to the Company Stockholders in favor of the Company Stockholder Approval. The Company shall exercise commercially reasonable efforts to obtain an executed Company Stockholder Approval from each Company Stockholder. Promptly upon receipt of the Requisite Stockholder Approval, the Company shall deliver copies thereof to Acquirer.

(b)        (i) The Board of Directors shall unanimously recommend that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Approval; (ii) any information statement or other disclosure document distributed to the Company Stockholders in connection with this transaction shall include a statement to the effect that the Board of Directors has unanimously recommended that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Stockholder Approval (such document, the “Information Statement”); and (iii) neither the Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board of Directors that the Company stockholders vote in favor of the approval of the Merger and adoption of this Agreement.

5.2         No Solicitation.

(a)         From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to ARTICLE 7, neither the Company nor any of its Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, stockholders or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any securityholders of Company or any Subsidiary or (vi) enter into any other transaction or series of transactions not in the ordinary course of the Company’s business, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger. Each of the Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Company Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company or any of its Subsidiaries, or from the stockholders of the Company, by any Person or Group (as hereinafter defined) of more than a 10% interest in the total outstanding voting securities of Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of the Company and its Subsidiaries in any single transaction or series of related transactions; (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property; or (D) any other transaction outside of the ordinary course of the Company’s business the consummation of which would reasonably be expected to materially impede, interfere with, prevent or delay the Merger.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

(b)        The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company and/or any Subsidiary (or, to the knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition

Proposal, or (iv) any request for nonpublic information relating to the Company or any Subsidiary or for access to any of the properties, books or records of the Company or any Subsidiary by any Person or Persons other than Acquirer. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors) of any meeting of the Board of Directors at which the Board of Directors is reasonably expected to discuss any Acquisition Proposal.

5.3        Confidentiality; Public Disclosure.

(a)        The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement dated March 11, 2011 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. The Merger Sub, the Stockholders’ Agent and the Representatives of the parties hereto, shall be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though they were a party thereto. With respect to the Stockholders’ Agent and the Representatives of the parties hereto, as used in the Confidentiality Agreement the term “Confidential Information” shall include information relating to the Merger or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.

(b)        The Company shall not issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything herein or in the Confidentiality Agreement, Acquirer and the Company shall mutually agree on the content of the press release announcing the Merger and thereafter Acquirer may make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquirer may determine is reasonably appropriate.

5.4        Reasonable Efforts. Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in ARTICLE 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.5        Third Party Consents; Notices.

(a)         The Company shall use all commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date). Provided the Company has so exercised its commercially reasonable efforts to obtain such consents, waivers and approvals, the failure to obtain any particular consent, waiver or approval shall not be deemed to be a breach of the foregoing covenant.

(b)        The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.6        Litigation. The Company will (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7        Access to Information.

(a)        During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, (i) the Company shall afford Acquirer and its accountants, counsel and other representatives, reasonable access during business hours to (A) all of the Company’s properties, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request, and (ii) the Company shall provide to Acquirer and its accountants, counsel and other representatives correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party, and (D) receipts for any Taxes paid to foreign Tax Authorities. Notwithstanding the foregoing, the Company may restrict such access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires the Company or its Subsidiaries to restrict or prohibit access to any such properties, personnel or information.

(b)        Subject to compliance with applicable Legal Requirements, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c)        No information or knowledge obtained by Acquirer during the pendency of the transactions contemplated by this Agreement in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, condition or obligation under this Agreement.

5.8        Spreadsheet. The Company shall prepare and deliver to Acquirer, at least two Business Days prior to the Closing, a spreadsheet (the “Spreadsheet”), in draft form, reasonably acceptable to

Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time: (a) the names of all the Company Convertible Noteholders, the Company Stockholders and Company Optionholders and their respective addresses and where available, taxpayer identification numbers; (b) the number, kind of shares and classification as Employee Capital Stock or Non-Employee Capital Stock of Company Capital Stock held by, or subject to the Company Options held by, such Persons and, in the case of outstanding shares, the respective certificate numbers; (c) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option; (d) the vesting status and schedule with respect to Company Options and unvested Company Capital Stock and terms of the Company’s rights to repurchase such unvested Company Capital Stock (including the repurchase price payable per share under each share of unvested Company Capital Stock); (e) the Tax status of each Company Option under Section 422 of the Code; (f) the calculation of the Fully-Diluted Company Common Stock, Employee Closing Payment Per Share, Non-Employee Closing Payment Per Share, Merger Consideration, and Option Payment per In the Money Option; and (g) the total amount of Taxes to be withheld from the Merger Consideration that each Company Securityholder immediately prior to the Effective Time is entitled to receive pursuant to Section 1.8.

5.9        Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense.

5.10      Employees.

(a)        With respect to any employee of the Company who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall assist Acquirer with its efforts to enter into an offer letter and confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding any of the foregoing, with the exception of the Key Employee, neither Acquirer nor Merger Sub (including the Surviving Corporation) shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing, the Company shall terminate the employment of each of those Company employees who (i) have not received an offer of continued employment with the Surviving Corporation or Acquirer prior to the Closing Date and (ii) have declined an offer of continued employment with the Surviving Corporation or Acquirer prior to the Closing Date (the “Designated Employees”), and the Company shall require such Designated Employees to execute a general waiver and release of claims, in a form approved by Acquirer, as a condition to the receipt of any severance paid by the Company, if any and cause all unvested Company Options held by such Designated Employees to be terminated in accordance with their terms at the time of such termination.

(b)        As soon as practicable following the Closing Date, Acquirer shall (or shall cause one or more of its Subsidiaries to) provide the Designated Employees with employee benefits (other than equity-based awards) that are substantially similar in the aggregate to those employee benefits provided to similarly situated employees of the Company and its Subsidiaries as of immediately prior to the Effective Time.

(c)        Acquirer shall (or shall cause one or more of its Subsidiaries to) provide any Designated Employees with service credit (if applicable) with respect to Acquirer’s vacation and Code Section 401(k) defined contribution benefit plans in which the Designated Employees become eligible to participate for such Designated Employees’ service with the Company for purposes of eligibility, participation, vesting and, in the case of Acquirer’s vacation plan, benefit accrual (except to the extent such service credit or benefit accruals would result in a duplication of benefits). With respect to any welfare benefit plans maintained by Acquirer or its applicable Subsidiaries for the benefit of the Designated Employees on and after the Closing Date, Acquirer shall (or shall cause its applicable Subsidiaries to) use commercially reasonable efforts to (i) give effect, in determining any deductible limitations, to any amounts paid by such Designated Employees for calendar year 2011 with respect to similar plans maintained by the Company and (ii) with respect to any health benefit plans maintained by Acquirer or its applicable Subsidiaries (excluding, for the avoidance of doubt, any disability plans maintained by them), ensure that no pre-existing condition limitations or exclusion shall apply with respect to the Designated Employees.

(d)        The Company shall ensure that, there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances other than as required to allow the conversion of the Company Series A Stock into Company Common Stock.

5.11        Termination of Benefit Plans. If requested by the Acquirer, effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA. The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors. The form and substance of such resolutions, if any, shall be subject to review and approval of Acquirer. If requested, the Company shall also take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require.

5.12        Company Options. The Company shall obtain consents from all Company Option holders regarding treatment of Company Options in the Agreement prior to the Effective Time.

5.13        Management Incentive Pool. Following the Closing Date, Acquirer will adopt a management incentive plan substantially similar to that attached hereto as Exhibit K.

5.14        Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer, a draft of each of the Company Net Working Capital Certificate and the Spreadsheet not later than 2 Business Days prior to the Closing Date. The Company shall prepare and deliver the Company Net Working Capital Certificate to Acquirer at or prior to the Closing. Without limiting the generality or effect of the foregoing or the provisions of Section 5.7, Company shall provide to Acquirer, promptly after Acquirer’s request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate.

5.15        Tax Matters.

(a)        Acquirer, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company Securityholders and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the

Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b)        The parties agree that unless otherwise required by applicable law, a Company’s Stockholder’s exchange of vested Company Capital Stock for unvested shares of Acquirer Common Stock pursuant to Section 1.4(a) shall not be treated as compensation when such shares vest.

5.16        280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (a) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”), or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals prior to the vote of the holders of Company Capital Stock entitled to vote on this matter pursuant to this Section 5.16.

5.17        Completion of Audit. Prior to Closing, the Company shall prepare and deliver to the Acquirer its draft audited consolidated financial statements for the fiscal year end ending on December 31, 2010 and draft unaudited consolidated financial statements for the six month period ending on June 30, 2011 (the “Audited Financials”), which Audited Financials shall be reasonable satisfactory to Acquirer.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1        Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)        Company Stockholder Approval. The Merger shall have been duly and validly approved and this Agreement shall have been duly and validly adopted, as required by Delaware Law, and the Certificate of Incorporation and Bylaws, each as in effect on the date of such approval and adoption, by the requisite written consent of the Company Stockholders.

(b)        Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c)        Governmental Approvals. Acquirer, Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.

6.2        Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)        Representations, Warranties and Covenants. The representations and warranties of Acquirer in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). Acquirer shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b)        Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.2(a).

6.3        Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a)        Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(b)        Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments and other documents set forth in Section 1.2(a)(ii); provided, however, that such receipt shall not be deemed to be an agreement by Acquirer that the amounts set forth on the Company Net Working Capital Certificate or the Spreadsheet or any of the other agreements, instruments or documents set forth in Section 1.2(a)(ii) is accurate and shall not diminish Acquirer’s remedies hereunder if any of the foregoing documents is not accurate.

(c)        Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquirer’s ownership, conduct or operation of the business of the Company following the Closing shall be in effect nor shall there be pending or threatened any Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other transactions contemplated hereby.

(d)        No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of stock of the Surviving Corporation.

(e)        No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(f)        No Outstanding Securities. There shall be no outstanding securities, warrants, options, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock, Company Options or any other securities following the Effective Time under any circumstances.

(g)        Employees. Each Key Employee shall have signed a Key Employee Offer Letter and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(h)        Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained, as required by Delaware Law and the Certificate of Incorporation and Bylaws, in each case as in effect on the date of such approval and, in addition, this Agreement and the Merger shall have been duly and validly approved by holders of outstanding Company Capital Stock representing at least 90% of all outstanding shares of Company Capital Stock and at least 90% of the voting power of all outstanding shares of Company Capital Stock (the “Requisite Stockholder Approval”).

(i)        Section 280G Payments. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.16.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1        Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval:

(a)        by mutual written consent duly authorized by Acquirer and the Board of Directors of the Company;

(b)        by either Acquirer or the Company, if the Closing shall not have occurred within 60 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); and provided, further, that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach of any covenant or agreement hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c)        by either Acquirer or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(d)        by Acquirer, if (i) the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within 10 Business Days after receipt by the Company of written notice of such breach and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, (ii) there shall have been a Material Adverse Effect with respect to the Company or (iii) the Company shall have breached Section 5.3 or Section 5.4, or (iv) delivery of the Company Stockholder Approval by stockholders representing at least 51% of the outstanding Company Capital Stock is not obtained within 1 hour following the execution of this Agreement by the parties hereto; or

(e)        by the Company, if Acquirer shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within 5 Business Days after receipt by Acquirer of written notice of such breach and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied.

7.2        Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, Sub, the Company or their respective officers, directors, stockholders or affiliates; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), ARTICLE 9 (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any breach of such party’s representations, warranties or covenants contained herein.

7.3        Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such approval, no amendment shall be made which by law requires further approval by such stockholders without such further stockholder approval). To the extent permitted by applicable Legal Requirements, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

7.4        Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Stockholders’ Agent and Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Any agreement on the part of a party hereto or the Stockholders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 8

INDEMNIFICATION

8.1        Indemnification. Subject to the limitations set forth in this ARTICLE 8, the Converting Holders shall severally and not jointly indemnify and hold harmless Acquirer and its officers, directors, agents and employees, and each person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all losses, Liabilities, damages, fees, Tax, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals, directly or indirectly, whether or not due to a third-party claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by the Company in this Agreement as modified by the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter) to be true and correct as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Net Working Capital Certificate) delivered to Acquirer pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Acquirer, (iii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement or any other agreements contemplated by this Agreement or the Merger, (iv) any inaccuracies in the Spreadsheet or the Company Net Working Capital Certificate, (v) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ rights, (vi) any Indemnifiable Transaction Expenses (excluding any such amounts set forth on the Company Net Working Capital Certificate), and (vii) any matter set forth in Section 2.10(r) or Section 2.11(g) of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made on each date in Section 2.10(r) or Section 2.11(g). Materiality standards or qualifications, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty or covenant shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct. The Converting Holders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Acquirer with respect to any Indemnifiable Damages claimed by an Indemnified Person with respect to the pre-Closing period.

8.2        Indemnifiable Damage Threshold; Other Limitations.

(a)        Notwithstanding anything contained herein to the contrary, no Indemnified Person may make a claim for Indemnifiable Damages arising out of, resulting from or in connection with clauses (i) or (ii) in Section 8.1 unless and until a Claim Certificate describing Indemnifiable Damages in an aggregate amount greater than $140,000 (the “Aggregate Threshold”) has been delivered, in which case the Indemnified Person may make claims for indemnification for all Indemnifiable Damages

(including the amount of the Aggregate Threshold). The Aggregate Threshold shall not apply to any other Indemnifiable Damages.

(b)        If the Merger is consummated, Acquirer’s right of Setoff against the Guaranteed Deferred Payments in an amount equal to $4,200,000.00 shall constitute the sole and exclusive remedy for the indemnity obligations under this Agreement for the matters listed in clauses (i) and (ii) of the first sentence of Section 8.1, except (i) in the case of fraud or Intentional Misrepresentation by any Person, and (ii) any failure of any of the representations and warranties contained in Section 2.2 (Capital Structure), Section 2.3 (Authority; Noncontravention), the first sentence of Section 2.8(a) and Section 2.8(b) (Title to, Condition and Sufficiency of Assets) or Section 2.10 (Taxes) (collectively, the “Special Representations”) to be true and correct as aforesaid; provided, however, that with respect to breaches of Section 2.9 (Intellectual Property) to be true and correct as a foresaid, Acquirer’s right of Setoff against the Guaranteed Deferred Payment and up to 75% of any Contingent Deferred Payment shall constitute the sole and exclusive remedy for the indemnity obligations under this Agreement. In the case of all other claims, including claims arising out of, resulting from or in connection with (i) fraud or Intentional Misrepresentation by any Person, (ii) any failure of any of the Special Representations to be true and correct as aforesaid, after Indemnified Persons have exhausted or made claims upon all amounts subject to Setoff (after taking into account all other claims for indemnification made by Indemnified Persons), each Converting Holder shall be liable for such Person’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom; provided, however, that such liability shall be limited to such Person’s Pro Rata Share of the Merger Consideration.

(c)        Setoffs/Primacy. Acquirer’s first course of recourse for all Indemnifiable Damages shall be Setoff from the Guaranteed Deferred Payment and then via Setoff from the Contingent Deferred Payment, except in cases of Fraud. Subject to Section 8.3(b) above, after Indemnified Persons have exhausted or made claims upon all amounts of cash constituting the Deferred Payment (after taking into account all other claims for indemnification made by Indemnified Persons), each Earnout Recipient shall be liable for such holder’s Pro Rata Share of the amount of any Indemnifiable Damages (the “Excess Liability”); provided, however, that such liability shall be limited to such Earnout Recipient’s Pro Rata Share of the Excess Liability

8.3        Period for Claims Against Holdback Fund. Except as set forth below and in the case of claims alleging fraud or Intentional Misrepresentation by any Person, the period during which claims for Indemnifiable Damages may be made (the “Claims Period”) for Indemnifiable Damages arising from or in connection with the matters listed in clauses (i) and (ii) of the first sentence of Section 8.1 (other than with respect to any of the Special Representations) shall commence at the Closing and terminate January 31, 2013 (the “Holdback Period”). The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with all other claims, including (i) fraud or Intentional Misrepresentation by any Person, and (ii) any failure of any of the Special Representations to be true and correct, shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations. Notwithstanding anything contained herein to the contrary, such portion of a Guaranteed Deferred Payment at the conclusion of the Holdback Period as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholder’s Agent prior to the expiration of the Holdback Period shall continue to be held by Acquirer until such claims for Indemnifiable Damages have been resolved or satisfied. The availability of a Guaranteed Deferred Payment to indemnify the Indemnified Persons will be determined without regard to any right to indemnification that any Converting Holder may have in his or her capacity as an officer, director, employee, or agent of the Company and no such Converting Holder will be entitled to any indemnification from the Company or the Surviving Corporation for amounts paid for indemnification under this ARTICLE 8.

8.4        Claims.

On or before the last day prior to the payment of the 2013 Guaranteed Deferred Payment, Acquirer may deliver to the Stockholders’ Agent a certificate signed by any officer of Acquirer (an “Claim Certificate”):

(i)        stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, which could give rise to Indemnifiable Damages);

(ii)        stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)        specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

No delay in providing such Claim Certificate prior to the expiration of the Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are materially prejudiced thereby.

8.5        Resolution of Objections to Claims.

(a)        If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 20 Business Day period following receipt of the Claim Certificate, then Acquirer shall Setoff an amount of cash from the Deferred Payments having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b)        If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within such 20 Business Day period, Acquirer and the Stockholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. Acquirer shall be entitled to conclusively rely on any such memorandum and Acquirer shall Setoff an amount of cash from the Guaranteed Deferred Payments in accordance with the terms of such memorandum.

(c)        If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquirer or the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 9.9 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and Acquirer shall be entitled to act in accordance with such decision and Acquirer shall Setoff an amount of cash from the Deferred Payments in accordance therewith.

(d)        Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 8.5(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the non-

prevailing party unless the trial court awards Acquirer more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e)        Acquirer shall cause the 2013 Guaranteed Deferred Payment and 2014 Guaranteed Deferred Payment to be paid to the Company Securityholders pursuant to Section 1.3 within five (5) Business Days following January 31, 2013 and January 31, 2014, respectively; provided, however, that any portion of the Guaranteed Deferred Payments subject to an outstanding Claim shall not be paid until such Claim is resolved in accordance with this Article 8.

8.6        Stockholders’ Agent.

(a)        At the Closing, Leo Grzhonko shall be constituted and appointed as the Stockholders’ Agent. For purposes of this Agreement, the term “Stockholders’ Agent” shall mean the agent for and on behalf of the Converting Holders to: (i) execute, as Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the transactions contemplated hereby; (ii) give and receive notices, instructions, and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually); (ii) review, negotiate and agree to claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this ARTICLE 8 and authorize Acquirer to Setoff an amount of cash from the Deferred Payments in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this ARTICLE 8; (iii) object to such claims pursuant to Section 8.3; (iv) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement; (v) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders; (vi) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders in accordance with the terms hereof and in the manner provided herein; and (vii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, Merger Sub and their respective Affiliates (including without limitation, after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Leo Grzhonko as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.6. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this ARTICLE 8, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be replaced from time to time by the holders of a majority in interest of the aggregate value of the Guaranteed

Deferred Payments upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent.

(b)        The Stockholders’ Agent shall not be liable to any former holder of Company Capital Stock for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Stockholders’ Agent shall serve as the Stockholders’ Agent without compensation; provided, that the Converting Holders shall severally indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Stockholders’ Agent.

(c)        Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.6(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

8.7        Third-Party Claims. In the event Acquirer becomes aware of a third-party claim which Acquirer in good faith believes may result in an indemnity claim by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Stockholders’ Agent, which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 30 days after a written request for such consent by Acquirer, no settlement or resolution by Acquirer of any claim that gives rise to a indemnity claim by or on behalf of an Indemnified Person shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under Section 8.4 or any other provision of this ARTICLE 8 to the amount of any claim by or on behalf of any Indemnified Person against the Holdback Amount for indemnity with respect to such settlement or resolution.

8.8        Treatment of Indemnification Payments. The Converting Holders, the Stockholders’ Agent and Acquirer agree to treat (and cause their Affiliates to treat) any payment received pursuant to this ARTICLE 8 as adjustments to the Merger Consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.

ARTICLE 9

GENERAL PROVISIONS

9.1        Survival of Representations and Warranties and Covenants. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates contemplated hereby shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date January 31, 2013; provided, however, that the Special Representations and the representations and warranties of the Company contained in any certificate delivered to Acquirer regarding the same subject matter as those covered by the Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations (if later than January 31, 2014) for claims against the Converting Holders which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties; provided further, no right to indemnification pursuant to ARTICLE 8 in respect of any claim that is set forth in an Claim Certificate delivered to the Stockholders’ Agent shall be affected by the expiration of such representations and warranties; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under ARTICLE 8 or otherwise to seek recovery of Indemnifiable Damages arising out of any fraud or Intentional Misrepresentation by the Company until the expiration of the applicable statute of limitations. If the Merger is consummated, the representations and warranties of Acquirer contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that no right to indemnification pursuant to ARTICLE 8 in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

9.2        Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Acquirer or Merger Sub, to:

Exponential Interactive, Inc.

2200 Powell Street, Suite 600

Emeryville, CA 94608

Attention: John Rettig

Facsimile No.: (510) 250-5700

Telephone No.: (510) 250-5500

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: [Personally identifiable information withheld]

Facsimile No.: [Personally identifiable information withheld]

Telephone No.: [Personally identifiable information withheld]

(ii)	if to the Company, to:

New Wave Media Inc.

915 Broadway, Suite 1301

New York, NY 10010

Attention: [Personally identifiable information withheld]

Facsimile No.: [Personally identifiable information withheld]

Telephone No.: [Personally identifiable information withheld]

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP

390 Lytton Avenue

Palo Alto, California 94301

Attn: [Personally identifiable information withheld]

Facsimile No.: [Personally identifiable information withheld]

Telephone No.: [Personally identifiable information withheld]

(iii)	If to the Stockholders’ Agent, to:

Leo Grzhonko

65 4th Ave. #PHA

New York, NY 10003

Telephone No.: [Personally identifiable information]

Facsimile No.: [Personally identifiable information]

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP

390 Lytton Avenue

Palo Alto, California 94301

Attn: [Personally identifiable information]

Facsimile No.: [Personally identifiable information]

Telephone No.: [Personally identifiable information]

email: [Personally identifiable information]

9.3        Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

9.4        Counterparts. This Agreement may be executed in one or more counterparts, including by .pdf, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

9.5        Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that ARTICLE 8 is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.6        Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may assign this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of the Company; provided, however, that Acquirer shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.7        Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8        Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.9        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law; provided, however, that all matters relating to the effectuation and effect of the Merger shall be construed in accordance with, and governed in all respects by, Delaware Law.

9.10        Submission to Jurisdiction; Consent to Service of Process.

Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.9. The appointment of an arbitrator does not preclude a party from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

9.11        Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

EXPONENTIAL INTERACTIVE, INC.

By:	/s/ John R. Rettig
Name: John R. Rettig
Title: CFO

ALAMEDA ACQUISITION CORP.

By:	/s/ John R. Rettig
Name: John R. Rettig
Title: CFO

NEW WAVE MEDIA, INC.

By:	/s/ Leo Grzhonko
Name: Leo Grzhonko
Title: President

STOCKHOLDERS’ AGENT

By:	/s/ Leo Grzhonko
Name: Leo Grzhonko

Schedule A

Earnout

1.        Earnout Period; Earnout Payments.

(a)        Earnout Payments. Subject to paragraph 1(c) below, Earnout Recipients shall receive their pro rata portion of the applicable 2013 Contingent Deferred Payment, if any, subject to paragraph 1(a)(i) below, and the applicable 2014 Contingent Deferred Payment Per Share, if any, subject to paragraph 1(a)(ii) below.

(i)        If the stand-alone operations of the AdoTube Business Unit results in a Gross Revenue equal to or greater than $28,000,000 (the “FY2012 Target”) for the fiscal year ending on December 31, 2012 (the “First Earnout Period”), the Acquirer shall pay each Earnout Recipient their pro rata portion of the 2013 Contingent Deferred Payment; provided, however, that if the Gross Revenue of the AdoTube Business Unit is less than the FY2012 Target but greater than 75% of FY2012 Target, the Acquirer shall pay each Earnout Recipient their pro rata portion of a percentage of the 2013 Contingent Deferred Payment equal to the applicable percentage set forth in the table below.

Percentage of Gross Revenue for the Applicable Earnout Period to the Applicable FY Target	Payout Percentage
Less than 75%	0%
Greater than or equal to 75% but less than 80%	75%
Greater than or equal to 80% but less than 85%	80%
Greater than or equal to 85% but less than 90%	85%
Greater than or equal to 90% but less than 95%	90%
Greater than or equal to 95% but less than 100%	95%

(ii)        If the stand-alone operations of the AdoTube Business Unit results in a Gross Revenue equal to or greater than $40,000,000 (the “FY2013 Target”) for the fiscal year ending on December 31, 2013 (the “Second Earnout Period”), the Acquirer shall pay each Earnout Recipient their pro rata portion of the 2014 Contingent Deferred Payment; provided, however, that if the Gross Revenue of the AdoTube Business Unit is less than the FY2013 Target but greater than 75% of FY2013 Target, the Acquirer shall pay each Earnout Recipient their pro rata portion of a percentage of the 2014 Contingent Deferred Payment equal to the applicable percentage set forth in the table above.

(b)        Definitions. For purposes of this paragraph 1, the following definitions shall apply:

(i)        “AdoTube Business Unit” means the Surviving Corporation as of the Effective Time, or any successor entity or business unit within Acquirer’s corporate structure that carries on the Business.

(ii)        “Cause” shall be deemed to exist if you are terminated for any of the following reasons: (i) willful failure to perform your duties and responsibilities to the Company or violation of any written Company policy continuing for ten (10) days after receipt of written notice from the Company of the need to cure; (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company, (iii) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship to the Company; (iv) material breach of any of your obligations under any written agreement or covenant with the Company that remains uncured ten (10) days after receipt of written notice from the Company of the need to cure; or (v) gross misconduct that remains uncured ten (10) days after receipt of written notice from the Company of the need to cure.

(iii)        “Earnout Recipient” means the employees of the Company as of the Effective Time; provided that, (a) Constantine Goltsev shall not be considered an Earnout Recipient for the purposes of the 2013 Contingent Deferred Payment if his service to the Company is terminated by the Company without Cause or by him for Good Reason prior to the expiration of the First Earnout Period; (b) Leo Grzhonko shall not be considered an Earnout Recipient for the purposes of the 2013 Contingent Deferred Payment if his service to the Company is terminated by the Company without Cause or by him for Good Reason prior to the expiration of the First Earnout Period; (c) Constantine Goltsev shall not be considered an Earnout Recipient for the purposes of the 2014 Contingent Deferred Payment if his service to the Company is terminated by the Company without Cause or by him for Good Reason prior to the expiration of the Second Earnout Period; and (d) Leo Grzhonko shall not be considered an Earnout Recipient for the purposes of the 2014 Contingent Deferred Payment if his service to the Company is terminated by the Company without Cause or by him for Good Reason prior to the expiration of the Second Earnout Period. For clarity, employees of the Company, other than Constantine Goltsev and Leo Grzhonko, shall be considered Earnout Recipients regardless of their employment status at the expiration of the First Earnout Period or the Second Earnout Period or on the First Earnout Payment Date or the Second Earnout Payment Date.

(iv)        “EBITDA” means the earnings before interest, taxes, depreciation and amortization of the AdoTube Business Unit, disregarding any corporate overhead expenses that would otherwise be allocated to the AdoTube Business Unit in accordance with Acquirer’s practice for its other Affiliates. The components of EBITDA shall be calculated in a manner consistent with GAAP applied on a consistent basis with Acquirer’s historical accounting policies and practices and EBITDA shall be calculated based upon the stand-alone operations of the AdoTube Business Unit, disregarding any corporate overhead expenses that would otherwise be allocated to the Company’s operations in accordance with Acquirer’s practice for its other affiliates.

(v)        “Good Reason” shall mean any of the following taken without your written consent and provided (i) the Company receives, within thirty (30) days following the occurrence of any of the events set forth in clauses (A) through (C) below, written notice from you specifying the basis for your belief that you are entitled to terminate employment for Good Reason, (ii) the Company fails to cure the event constituting Good Reason within thirty (30) days after receipt of such written notice thereof, and (iii) you terminate employment on the earlier of (X) receipt by you from the Company written notice that the Company intends not to cure or (Y) expiration of the fifteen (15) day cure period: (A) a material reduction in your job responsibilities or duties and the continuation thereof for a period of thirty (30) days after written notice from you that you are unwilling to accept such changes in responsibilities or duties, provided that neither a change in title alone nor reassignment to a position that is substantially similar to the position held immediately prior to such change solely by virtue of the Company being acquired or made part of a larger entity shall constitute a material reduction in job responsibilities or change in responsibilities or duties; (B) relocation by the Company or a Subsidiary, Parent, or successor thereto, as appropriate, of your work site to a facility or location more than fifty (50) miles; or (C) a reduction in your level of base annual compensation by at least ten percent (10%). In the event of any of the foregoing, the Company shall have thirty (30) days to cure.

(vi)        “Gross Revenue” means gross revenue as defined under GAAP applied on a consistent basis with Acquirer’s historical accounting policies and practices.

(vii)        “pro rata portion” means, with respect to a particular Earnout Recipient, the quotient of (i) the 2013 Contingent Deferred Payment or the 2014 Contingent Deferred Payment, as applicable, that such Earnout Recipient is entitled to receive pursuant to Section 1.3(a) with respect to its Company Capital Stock (other than Dissenting Shares) and In the Money Options, divided by (ii) the 2013 Contingent Deferred Payment or the 2014 Contingent Deferred Payment, as applicable, to which all Earnout Recipients are entitled to receive pursuant to Section 1.3(a) with respect to their Company Capital Stock (other than Dissenting Shares) and In the Money Options.

(c)        Conditions and Additional Terms.

(i)        Acquirer shall only be obligated to pay the 2013 Contingent Deferred Payment if:

(A)        each of Constantine Goltsev and Leo Grzhonko have remained continuously employed by either the Company, the Acquirer or a Subsidiary of Acquirer from the Agreement Date through the First Earnout Payment Date (unless such employment has been terminated by Acquirer (or the applicable Subsidiary of Acquirer) without Cause or by either Constantine Goltsev or Leo Grzhonko for Good Reason); and

(B)        the AdoTube Business Unit’s EBITDA margin is equal to or greater than 2%.

(ii)        Acquirer shall only be obligated to pay the 2014 Contingent Deferred Payment if:

(A)        each of Constantine Goltsev and Leo Grzhonko have remained continuously employed by either the Company, the Acquirer or a Subsidiary of Acquirer from the Agreement Date through the last day of the Second Earnout Payment Date (unless such employment has been terminated by Acquirer (or the applicable Subsidiary of Acquirer) without Cause or by either Constantine Goltsev or Leo Grzhonko for Good Reason); and

(B)        for the Second Earnout Period, the AdoTube Business Unit’s EBITDA margin is equal to or greater than 4%.

(iii)        Notwithstanding anything to the contrary set forth in this Schedule A, 75% of 2013 Contingent Deferred Payments and 2014 Contingent Deferred Payments are subject to Setoffs as set forth in ARTICLE 8 of the Agreement.

(iv)        For purposes of this Schedule A, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Schedule A in connection with a termination of employment constitutes deferred compensation subject to Section 409A, and an Earnout Recipient is deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the 6-month period measured from such separation from service from Acquirer or (ii) the date of an Earnout Recipient’s death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to an Earnout Recipient including, without limitation, the additional tax for which an Earnout Recipient would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. The first payment thereof will include a catch-up payment covering the amount that would have otherwise been paid during the period between the termination of employment and the first payment date but for the application of this provision, and the balance of the installments (if any) will be payable in accordance with their original schedule. To the extent that any provision of this Schedule A is ambiguous as to its compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder comply with Section 409A. To the extent any payment under this Schedule A is classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(vi)        The Company Securityholders, the Company and Acquirer intend that (i) no portion of any payment under this Schedule A to an Earnout Recipient who is a Company Securityholder shall be treated as compensation for any Tax purpose (and therefore shall not constitute deferred compensation to which Section 409A could apply), and (ii) the 2013 Contingent Deferred Payment and the 2014 Contingent Deferred Payment shall each qualify under the exception for transaction-based payments of deferred compensation under Treasury Regulations Section 1.409A-3(i)(5)(iv)(A). All references in this Schedule A to Section 409A or any Treasury Regulations thereunder have been included solely for the purpose of ensuring that, in the event of a determination by a Governmental Entity that is contrary to the parties’ intention as described in the preceding sentence, each of the 2013 Contingent Deferred Payment and the 2014 Contingent Deferred Payment shall comply with the requirements of Section 409A.

(vii)      During the First Earnout Period and the Second Earnout Period, Acquirer agrees that:

(A)        it will not impose any management fees or expenses on AdoTube Business Unit;

(B)        use commercially reasonable efforts consistent with sound business practice to (1) operate the AdoTube Business Unit in the ordinary course of business (subject to certain items to be mutually agreed upon and set forth on in this Schedule A), (ii) avoid taking actions the primary purpose of which is to prevent the AdoTube Business Unit from satisfying the Gross Revenue targets set forth paragraph 1. Provided however, that the parties recognize that Acquirer’s Board of Directors and management shall retain sole discretion over decisions with respect to the operations of Acquirer, the Company, the Surviving Corporation and the AdoTube Business Unit consistent with their fiduciary duties

2.        Subject to paragraph 1(c) above, the following provisions shall apply at the end of the First Earnout Period and the Second Earnout Period (each such date, a “Gross Revenue Determination Date”.

(a)        As promptly as practicable each Gross Revenue Determination Date (but in any event within 20 Business Days of such dates), Acquirer shall deliver to the Stockholders’ Agent a written report (each, an “Earnout Report”) setting forth Acquirer’s reasonable good faith computation of the 2013 Contingent Deferred Payment or the 2014 Contingent Deferred Payment, as applicable, if any. The Earnout Report shall be accompanied by reasonably detailed documentary evidence supporting the basis for such calculation.

(b)        Within 15 Business Days following Acquirer’s delivery of each Earnout Report described in paragraph 3(a), the Stockholders’ Agent may object to the calculations set forth in the applicable Earnout Report by delivering a written notice to Acquirer stating in reasonable detail the Stockholders’ Agent’s objections to the determination of such Earnout Report. During such 15 Business Day period, Acquirer will provide the Stockholders’ Agent with access at reasonable times to Acquirer’s work papers and back-up materials relating to the calculations set forth in the Earnout Report as reasonably requested by the Stockholders’ Agent. Any Earnout Report shall be conclusive and binding on the parties hereto unless the Stockholders’ Agent gives written notice of any objections thereto setting forth in reasonable detail the amounts in dispute and the basis for such dispute (each, an “Earnout Objection Notice”) to Acquirer within 10 Business Days after its receipt of such Earnout Report. If the Stockholders’ Agent delivers an Earnout Objection Notice as provided above, Acquirer and the Stockholders’ Agent shall attempt in good faith to resolve such dispute for 30 Business Days, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If Acquirer and the Stockholders’ Agent are unable to resolve, despite good faith negotiations, all disputes reflected in the Earnout Objection Notice within 30 Business Days thereafter (the “Earnout Resolution Period”), then the parties will resolve such dispute pursuant to Section 9.10 of the Agreement. Notwithstanding the foregoing, any dispute relating to either the 2013 Contingent Deferred Payment or the 2014 Contingent Deferred Payment shall, to the maximum extent possible, be resolved in accordance with the provisions of Treasury Regulation Section 1.409A-3(g) so that such payment shall be treated as paid as of the date such payment is due pursuant to paragraph 3 for purposes of applying Section 409A to such payment.

3.         Earnout Payment Date

(a)        Subject to paragraph 2(b), all payments to be made pursuant to paragraph 1(a)(i) above, shall be made in a lump sum payment to the applicable Earnout Recipient on the last day of the 1st month following the First Earnout Period; provided that if such payment date falls on a Saturday, Sunday or holiday, such payment will be made on the next Business Day following such payment date (the “First Earnout Payment Date”).

(b)        Subject to paragraph 2(b), all payments to be made pursuant to paragraph 1(a)(ii) above, shall be made in a lump sum payment to the applicable Earnout Recipient on the last day of the 1st month following the Second Earnout Period; provided that if such payment date falls on a Saturday, Sunday or holiday, such payment will be made on the next Business Day following such payment date (the “Second Earnout Payment Date”).

v